UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of APRIL, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   April 22, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 601-8208   FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                            FRANKFURT EXCHANGE: HRL
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NEWS RELEASE                                                      APRIL 22, 2005


              HALO PROVIDES ADDITIONAL INFORMATION ON BEGINNING OF DRILLING DEEP GOLD RESOURCES AT BACHELOR LAKE PROPERTY-QUEBEC

VANCOUVER, BRITISH COLUMBIA, APRIL 22, 2005 - MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) IS PLEASED TO ANNOUNCE THE COMMENCEMENT OF A 12,000 M EXPLORATION DRILL PROGRAM AT ITS BACHELOR LAKE GOLD PROJECT IN Quebec. This news follows the announcement that Halo has signed a definitive agreement pursuant to which the Company will acquire from Wolfden Resources Inc. (TSX: WLF) an option to earn a 50% interest of the Bachelor Lake Property in Quebec, Canada, owned by Metanor Resources Inc. (TSX.V: MTO).

The Bachelor Lake Property is located in the Le Sueur Township, Desmaraisville sector of Quebec and has excellent exploration potential. The mine site includes an office, a shop, a warehouse complex, a compressor room, a head-frame and a 500 ton per day mill with a cyanidation plant and crusher room.

THE MAIN EXPLORATION TARGET HAS BEEN PREVIOUSLY IDENTIFIED AS THE 300 M AREA BELOW 12TH LEVEL, THE LOWEST EXTENT OF THE PREVIOUS MINE OPERATIONS. The bulk of the ore mined was derived from the "Main Vein", with a subordinate amount from a strongly sheared zone known as the "A vein" which cuts and offsets the "Main Vein". The average width of the "Main Vein", above the 6th level, was 1.82 m, and increased to an average of 2.44 m below. Drilling below the 12th level has indicated that the average width of the zone might increase to 4.27 m (averaged on 16 drill intersections). This vein system, which constitutes the main mineralized zone, is recognized over 1150 m (N110(degree)- N290(degree) trend) and was mined over 460 m from the western limit of the property to the western contact of the O'Brien pluton.

In 1988, a "B Vein" was discovered, and in January 1990, a 34-hole diamond drill program was conducted by Hecla Mining Company of Canada. The drilling yielded significant results (SEE TABLE 1 BELOW) suggesting that the mineralization there is not merely a down-dip extension of the mined out deposit, but that the deposit enters into a different structural setting at depth. The "B Vein" is similar to the "Main Vein" but narrower (about 1.98 m) above the 12th level. Below the 12th level, drilling has indicated a strike length of at least 180.0 m and an average width of 3.17 m (average of 12 drill intersections). The "B Vein" was first discovered on the 12th level and may also represent a potential for additional resources.


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Halo Resources Ltd.
April 22, 2004
Page 2


                       Table 1. Selected Drill Intercepts

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                                    MAIN VEIN
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                HOLE                         CORE                         CORE
ELEVATION      NUMBER          GRADE        LENGTH          GRADE        LENGTH
 (Level)                       (opt)        (feet)          (g/t)       (metres)
--------------------------------------------------------------------------------

 11-12          11-34          0.385         20.00          13.20          6.10
                12-02          0.434         12.50          14.88          3.81
                11-10          0.273         14.60           9.36          4.45
                11-13          0.348          6.70          11.93          2.04

 12-13          11-35          0.307          6.50          10.53          1.98
                12-14          0.238          8.20           8.16          2.50
                12-11          0.241         16.50           8.26          5.03
                12-09          0.216         16.00           7.41          4.88
                12-12          0.400         17.00          13.71          5.18
                12-30          0.330          9.00          11.31          2.74
                11-11          0.490         28.10          16.80          8.56
                11-38          0.260         16.60           8.91          5.06

 13-14          12-15          0.303          9.90          10.39          3.02
                12-04          0.320         80.10          10.97         24.41
                12-31          0.260         36.40           8.91         11.09
                12-33          0.240         34.20           8.23         10.42

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                                    "B" Vein
--------------------------------------------------------------------------------

 12-13          12-23          0.285         11.00           9.77          3.35
                12-14          0.481         10.80          16.49          3.29
                12-09          0.320          6.20          10.97          1.89
                12-01          0.340          6.00          11.66          1.83
                12-31          0.233          3.60           7.99          1.10

 13-14          12-15          0.425          8.00          14.57          2.44
                12-22          0.250         30.00           8.57          9.14
                12-18          0.150         32.50           5.14          9.91
                12-26          0.373         13.80          12.79          4.21
                12-32          0.280         38.40           9.60         11.70

 15-16          12-13          0.256          9.00           8.78          2.74
                12-37          0.140          8.30           4.80          2.53

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

Halo Resources Ltd.
April 22, 2004
Page 3


The NI 43-101 compliant resources (1) below 12 level, using the Hecla drill holes almost exclusively, are as follows in Table 2:

--------------------------------------------------------------------------------
Table 2. Undiluted and in situ resources estimate (12 - 15 level)(1)(2)(3)(4)(5)
--------------------------------------------------------------------------------
Category      Metric Tonnes       Grade            Total Gold        Total Gold
                                  (g/t)               (Kg)              (oz)
--------------------------------------------------------------------------------

Indicated       196,572           10.80               2,123             68,256
Inferred        232,497           10.42               2,423             77,911
--------------------------------------------------------------------------------

(1)  The effective date of the resource estimate is December 20, 2004.
(2) The Qualified Person for the mineral resource estimates as defined by National Instrument 43-101 was Alan Carrier, M.Sc., P.Geo, Innovexplo Inc.
(3) Mineral resources which are not mineral reserves do not have demonstrated economic viability.
(4) The resources were compiled using a cut-off grade of 3.43 g/t Au (0.10 ounces/short ton). A cut-off grade of 0.10 oz/st roughly represent a value of 55$/t the actual gold price and exchange rate. This cut-off grade must be re-evaluated in light of the present market conditions: gold price, exchange rate and mining cost. A fixed density of 12ft3 per short ton was used. All diamond drill hole intercepts were calculated at a minimum of 1.5 m (5') horizontal width, using the grade of the adjacent material when assayed or a value of zero when not assayed. On the basis of historical work performed by BACHELOR GOLD MINE's personnel while operating the mine, high grade assays were cut to 34.3 g/t Au (1.0 ounces/short ton) for the Main Vein, and to 22.3 g/t Au (0.65 ounces/short ton) for the B Vein. No statistical studies support this threshold, but since it is the equivalent of general rule of thumb used in the mining industry, it was accepted as such, by INNOVEXPLO.
(5) The company is not aware of any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that could materially afect the mineral resource estimate.

While the Hecla Drill program only partially tested the mineral potential below 12th level, the results suggested that both the grade and thickness of the gold veins are significantly greater than in the previously mined out area. THE PROPOSED 12, 000 M (66 HOLES) DRILL PROGRAM IS EXPECTED TO CONFIRM THIS ASSUMPTION AND WILL IMPROVE THE GEOLOGICAL KNOWLEDGE OF THE COMPLEX GOLD VEIN SYSTEM IMMEDIATELY BELOW 12 LEVEL AND SUBSTANTIALLY EXPAND THE KNOWN GOLD RESOURCES IN THIS AREA. It will also provide a basis for future development decisions and additional exploration at depth and also along the full strike extent of the property.

Two drill rigs are currently on site and are operating from existing stations located on 12 level. SINCE DRILLING COMMENCED ON APRIL 6, 2005, A TOTAL OF 9 HOLES HAVE BEEN COMPLETED FOR A CUMULATIVE AMOUNT OF MORE THAN 1300 M. INITIAL INTERPRETATION OF THE CORE FROM THESE HOLES HAS INDICATED EXCELLENT CORE INTERVALS (UP TO 5.66 M) AND STRONG MINERALIZATION IN ALL 3 VEIN SYSTEMS. Drill results will be released on a regular basis as assay results become available over the next 4 months

Halo Resources Ltd.
April 22, 2004
Page 4



QUALITY CONTROL AND QUALITY ASSURANCE PROGRAM

All core will be logged on site and samples prepared from the drill core will be submitted for gold analysis to ALS Chemex in Val d'Or, an assay laboratory accredited by the Standards Council of Canada. A quality assurance quality control (QA/QC) program will be maintained consistent with the Mining Standards Task Force recommendations of 1999. This program consists of submitting duplicate, standard and blank samples. Rejects and pulps from a range of grades will be submitted to a second accredited laboratory and all QA/QC data will be analyzed following the completion of the program.

QUALIFIED PERSON

The exploration program is under the direct supervision of Yves Buro, who is designated as a "Qualified Person", under the definition of NI 43-101, and who has the ability and authority to verify the authenticity and validity of the exploration data. In addition to over 25 years of experience on exploration and mining projects, Yves has specific prior experience on the Bachelor Lake Property.

ADDITIONAL INFORMATION

For further information on the Bachelor Lake Property, please see the Bachelor Lake Gold Mine Property NI 43-101 - Technical Report dated December 20, 2004 (Revised Version), filed on SEDAR at wwww.sedar.com.

HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest 3 projects:
DUPORT, which is an advanced stage gold project with an on going drill program of up to 20,000 meters; an option on BACHELOR LAKE gold exploration project with an ongoing 12,000 meter drill program; and a letter of intent regarding QUARTER MOON, which is a grass roots gold project with a 2,000 meter drill program scheduled for May. The Company is operated by an experienced management team and backed by a strong network of mining financiers. Currently the Company has a treasury of $4.5 million, to carry forward its operations. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.
Website: www.halores.com

ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
----------------------
PRESIDENT & CEO
                                      -30-
FOR MORE INFORMATION CONTACT:
Marc Cernovitch
President & CEO
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Halo Resources Ltd. should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.


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